FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        November  2005

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   November  22, 2005

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

November 22, 2005	NEWS RELEASE 05-23	MAE - TSX MNG-AMEX

Miramar Completes Financing with Newmont for $43.5 Million
— Continued Funding for Resource Expansion and other Programs at Hope Bay in 2006 —

VANCOUVER — Miramar Mining Corporation (MAE-TSE) today announced completion of the previously announced financing with Newmont Mining Corporation of Canada Limited. Miramar has completed the sale by private placement of 18.5 million units at $2.35 per unit for gross proceeds of $43.5 million. Each unit consists of one common share and one warrant to purchase an additional common share for $2.75 for a period of 48 months. Miramar plans to use the proceeds of this financing to expand the existing resources on the Hope Bay belt in Nunavut with a view towards the second phase of contemplated development on the belt.

“Miramar believes that along with the tremendous drilling success we’ve had this year, these funds and Newmont’s involvement will also enable Miramar to consider the potential for larger production strategies from the Hope Bay belt earlier than anticipated,” said Tony Walsh, Miramar’s President and CEO.

Miramar is a Canadian gold company that controls the Hope Bay project, the largest undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state, and may not be offered or sold in the United States or to U.S. persons without registration unless and exemption from registration is available. This news release does not constitute an offer for sale of securities in the United States.

Additional Information

All dollar amounts referred to herein are expressed in Canadian dollars. All information previously released on the Hope Bay Project is available Miramar’s website at http://www.miramarmining.com/.

Forward Looking Statements

Statements relating to the proposed offering and the use of proceeds for the Hope Bay project and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and include the use of proceeds from the offering and the planned exploration programs for Hope Bay. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: fluctuations in gold prices; changes in planned work resulting from weather, logistical, technical or other factors that may delay expenditures on the Hope Bay project; dependence on success of future drilling programs and dependence on Newmont’s continued interest in and cooperation with and support of Miramar’s efforts with respect to Hope Bay; and other risks and uncertainties, including those described in this press release and Miramar’s Annual Report on Form 40-F for the year ended December 31, 2004 and Reports of 6K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Tony Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572    Fax:  (604) 980-0731
Toll Free:  1-800-663-8780
Email: info@miramarmining.com